UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 2

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ZIONS BANCORPORATION (Issuer)

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Depositary Shares each representing a 1/40th ownership interest in a share of

Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock

(Title of Class of Securities)

98973A 10 4

(CUSIP Number of Class of Securities)

Thomas E. Laursen, Esq.

Executive Vice President and General Counsel

Zions Bancorporation

One South Main Street, 15th Floor

Salt Lake City, Utah 84133

(801) 844-8503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Patrick S. Brown, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$46,235,002.50	$2,579.92

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated based on the purchase of 4,020,345 depositary shares each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock at the tender offer price of $11.50 per depositary share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,566.80	Filing Party: Zions Bancorporation
Form or Registration No.: 005-15790	Date Filed: June 1, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2009, as amended by Amendment No. 1 filed with the SEC on June 15, 2009 (the “Schedule TO”) by Zions Bancorporation, a Utah corporation (the “Company”), which, as previously amended, relates to the Company’s offer to purchase up to 4,000,000 of its outstanding depositary shares each representing a 1/40th ownership interest in a share of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock (the “Depositary Shares”) for cash, at a price per Depositary Share not less than $10.00 nor greater than $11.50 (in increments of $0.10), plus accrued but unpaid dividends up to, but not including, the date the Depositary Shares are purchased, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2009 (the “Offer to Purchase”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”).

Pursuant to Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated. Except as expressly amended and supplemented herein, all terms of the Offer and all disclosures as set forth in the Schedule TO and the exhibits thereto remain unchanged and are incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph at the end thereof:

“The Offer expired at 11:59 P.M., New York City time, on Friday, June 26, 2009. The Company accepted for payment a total of 4,020,435 Depositary Shares at a purchase price of $11.50 per share, plus accrued but unpaid dividends up to, but not including, the date the Depositary Shares were purchased.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following paragraph at the end thereof:

“On June 29, 2009, the Company filed a Form 8-K reporting the final results of the Offer, which expired at 11:59 P.M., New York City time, on Friday, June 26, 2009. The contents of that Form 8-K are incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(D) Current Report on Form 8-K filed by Zions Bancorporation on June 29, 2009, incorporated by reference to such Current Report filed with the SEC on June 29, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZIONS BANCORPORATION

By:	/s/ DOYLE L. ARNOLD
Name: Doyle L. Arnold
Title: Vice Chairman and Chief Financial Officer

Dated: June 29, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated June 1, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(2)	None

(a)(3)	None

(a)(4)	None

(a)(5)(A)	Current Report on Form 8-K, dated June 1, 2009, incorporated by reference to such Current Report filed with the SEC on June 1, 2009.

(a)(5)(B)*	Form of Summary Announcement.

(a)(5)(C)*	Investor Presentation, dated June 1, 2009.

(a)(5)(D)	Current Report on Form 8-K filed by Zions Bancorporation on June 29, 2009, incorporated by reference to such Current Report filed with the SEC on June 29, 2009.

(b)	None

(d)(1)(A)	Zions Bancorporation Third Restated Deferred Compensation Plan for Directors, incorporated by reference to Exhibit 10.7 of Form 10-K for the year ended December 31, 2008.

(d)(1)(B)	Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 1, 2006, incorporated by reference to Exhibit 10.13 of Form 10-K for the year ended December 31, 2006.

(d)(1)(C)	Revised schedule C to Zions Bancorporation Deferred Compensation Plans Master Trust between Zions Bancorporation and Fidelity Management Trust Company, effective September 13, 2006, incorporated by reference to Exhibit 10.14 of Form 10-K for the year ended December 31, 2006.

(d)(1)(D)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, Established and Restated Effective January 1, 2003, incorporated by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2008.

(d)(1)(E)	First Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated November 20, 2003, incorporated by reference to Exhibit 10.19 of Form 10-K for the year ended December 31, 2004.

(d)(1)(F)	Second Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 31, 2003, incorporated by reference to Exhibit 10.20 of Form 10-K for the year ended December 31, 2004.

(d)(1)(G)	Third Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated June 1, 2004, incorporated by reference to Exhibit 10.21 of Form 10-K for the year ended December 31, 2004.

(d)(1)(H)	Fourth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated March 18, 2005, incorporated by reference to Exhibit 10.31 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(I)	Fifth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated February 28, 2006, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2006.

(d)(1)(J)	Sixth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated July 31, 2006, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2006.

(d)(1)(K)	Seventh Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated December 28, 2006, incorporated by reference to Exhibit 10.28 of Form 10-K for the year ended December 31, 2006.

(d)(1)(L)	Eighth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated May 14, 2007, incorporated by reference to Exhibit 10.3 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(M)	Ninth Amendment to the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan, dated July 19, 2007, incorporated by reference to Exhibit 10.4 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(N)	Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Trust Agreement between Zions Bancorporation and Fidelity Management Trust Company, dated July 3, 2006, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended March 31, 2007.

(d)(1)(O)	Amended and Restated Zions Bancorporation Key Employee Incentive Stock Option Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2004.

(d)(1)(P)	Amended and Restated Zions Bancorporation 1996 Non-Employee Directors Stock Option Plan, incorporated by reference to Exhibit 10.38 of Form 10-K for the year ended December 31, 2007.

(d)(1)(Q)	Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 4.7 of Form S-8 filed on May 6, 2005.

(d)(1)(R)	Amendment No. 1 to Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.1 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(S)	Standard Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.5 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(T)	Standard Directors Stock Option Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.6 of Form 10-Q for the quarter ended March 31, 2005.

(d)(1)(U)	Restated Standard Restricted Stock Award Agreement, Zions Bancorporation 2005 Stock Option and Incentive Plan, incorporated by reference to Exhibit 10.2 of Form 10-Q for the quarter ended June 30, 2007.

(d)(1)(V)	Amegy Bancorporation (formerly Southwest Bancorporation of Texas, Inc.) 1996 Stock Option Plan, as amended and restated as of June 4, 2002, incorporated by reference to Exhibit 10.45 of Form 10-K for the year ended December 31, 2007.

(d)(1)(W)	Amegy Bancorporation 2004 Omnibus Incentive Plan, incorporated by reference to Appendix B to Amegy Bancorporation’s Definitive Proxy Statement filed on March 25, 2004.

(d)(1)(X)	Form of Change in Control Agreement between the Company and Certain Executive Officers, including Harris H. Simmons, Doyle L. Arnold, Bruce K. Alexander, and A. Scott Anderson, incorporated by reference to Exhibit 10.39 of Form 10-K for the year ended December 31, 2006.

(d)(1)(Y)	Form of Change in Control Agreement between the Company and Certain Executive Officers, including Paul B. Murphy and Scott J. McLean, incorporated by reference to Exhibit 10.48 of Form 10-K for the year ended December 31, 2007.

(d)(1)(Z)	Addendum to Change in Control Agreement, incorporated by reference to Exhibit 10.43 of Form 10-K for the year ended December 31, 2008.

(d)(1)(AA)	Employment Agreement between the Company and Paul B. Murphy, incorporated by reference to Exhibit 10.40 of Form 10-K for the year ended December 31, 2006.

(d)(1)(BB)	Employment Agreement between the Company and Scott J. McLean, incorporated by reference to Exhibit 10.41 of Form 10-K for the year ended December 31, 2006.

(d)(1)(CC)	Employment Agreement between the Company and Dallas Haun, incorporated by reference to Exhibit 10.53 of Form 10-K for the year ended December 31, 2007.

(d)(1)(DD)	Performance stock agreement between Zions Bancorporation and Paul B. Murphy, dated August 15, 2008, incorporated by reference to Exhibit 10.50 of Form 10-K for the year ended December 31, 2008.

(d)(1)(EE)	Performance stock agreement between Zions Bancorporation and Scott McLean, dated August 15, 2008, incorporated by reference to Exhibit 10.51 of Form 10-K for the year ended December 31, 2008.

(d)(1)(FF)	Form of Change in Control Agreement between the Company and Dallas E. Haun, dated May 23, 2008, incorporated by reference to Exhibit 10.52 of Form 10-K for the year ended December 31, 2008.

(d)(2)	None

(g)	None

(h)	None

*	Previously filed with the Schedule TO.

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